HARRIS INTERACTIVE INC.
135 Corporate Woods
Rochester, New York 14623
Mr. Steven Jacobs
Accounting Branch Chief
     and
Mr. Matthew Maulbeck
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Harris Interactive Inc. Form 10-K for the year ended June 30, 2005 Filed September 13, 2005 File No. 0-27577
Dear Messrs. Jacobs and Maulbeck:
     This letter will respond to the comment letter dated May 16, 2006 (the “Comment Letter”) furnished to Harris Interactive Inc. (the “Company”) concerning the Company’s Report on Form 10-K for the fiscal year ended June 30, 2005 (the “Report”).
     We have set out below each of the staff comments, followed by the Company’s response.
Form 10-K for the year ended June 30, 2005
Consolidated Statements of Cash Flows, page 48
1. We note your response to comment 1 and the revised statement of cash flow presentation for the nine months ended March 31, 2005. With respect to your revised presentation, we have the following additional comments:
•	We are unclear why you have included an amount labeled “Decrease in cash from discontinued operations” beneath “Net (decrease) in cash and cash equivalents.” Please revise your presentation to include this amount within operating, investing or financing activities.
•	Please revise to provide a more descriptive label to identify the nature of the items currently identified only as “discontinued operations.”
     The Company included an amount labeled “Decrease in cash from discontinued operations” beneath “Net (decrease) in cash and cash equivalents” in order to reconcile to cash and cash equivalents at the end of the period. This treatment was necessary as a result of the Company’s inclusion of cash and cash equivalents of the discontinued operation in the total assets of the discontinued operation that were classified in the line item ‘Assets held for sale’ in our consolidated balance sheet. As a result of this treatment, both the beginning and ending cash and cash equivalents as shown in our Statement of Cash Flows for the nine months ended March 31, 2005 exclude all cash and cash equivalents attributable to the discontinued operation. To provide greater clarity, we will explain the aforementioned treatment in the footnotes to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ending June 30, 2006.
     The items identified as “discontinued operations” within both operating and investing activities represent the impact of the operating and investing activities of the discontinued operation on the Company’s cash flows. In order to provide clearer disclosure as to the nature of these items, the Company will label the operating and investing activities of the discontinued operation as “Cash provided by (used in) operating activities of discontinued operation” and “Cash provided by (used in) investing activities of discontinued operation,” respectively, in our Annual Report on Form 10-K for the fiscal year ending June 30, 2006.

     The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its periodic reports that it voluntarily files with the Commission; staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Report on Form 10-K for the fiscal year ended June 30, 2005; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (585) 272-8400.

Sincerely,
/s/ Ronald E. Salluzzo
Ronald E. Salluzzo Executive Vice President and Chief Financial Officer

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